FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             TDK Corporation
                                             (Registrant)

July 31, 2007
                                         BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President,
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

                          TDK to Cancel Treasury Stock
              (Cancellation of treasury stock based on Article 178
                          of the Company Law of Japan)

TOKYO JAPAN, July 31, 2007 ----- TDK Corporation (the "Company") has announced that a Board of Directors meeting held today decided to cancel treasury stock pursuant to Article 178 of the Company Law, as follows.

1. Type of shares to be cancelled       TDK common stock

2. Number of shares to be cancelled     3,599,000 shares
                                        (Percentage of total shares issued
                                         before cancellation: 2.70%)

3. Scheduled cancellation date          August 10, 2007

(Reference)
Total number of TDK shares issued after cancellation   : 129,590,659
Number of treasury stock (estimated) after cancellation: 647,775
(The above estimate is calculated based on the number of treasury stock as of June 30, 2007)


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